Exhibit 99.1

Murano PV, S.A. DE C.V. and HCM Acquisition Corp Announce Closing of Business Combination

Murano Global Investments Ordinary Shares and Warrants to trade on Nasdaq under new ticker symbol “MRNO” and “MRNOW”

LONDON (March 20, 2024) – Murano Global Investments Plc. (“Murano” or the “Company”), a London headquartered real estate company that owns, develops and invests in hotel, resort and commercial properties throughout Mexico, announces today that it has completed its business combination with HCM Acquisition Corp (NASDAQ: HCMA) (“HCM”), a special purpose acquisition company.

The business combination was approved by HCMA stockholders in a special meeting held on March 5th 2024. The combined company will operate as Murano Global Investments and its common stock and warrants will begin trading on Thursday, March 21, 2024 on the Nasdaq Capital Market under the ticker symbols “MRNO” and “MRNOW”, respectively.

“Becoming a publicly listed company represents an important milestone for our organization as it opens up a new source of capital and significantly enhances the international profile of the Company, which will help to advance our growth plans,” said Elias Sacal, CEO of Murano.  “With a portfolio that includes two premium-branded hotels located in the heart of Mexico City, an all-inclusive luxury resort in Cancun, and a pipeline of compelling projects in Cancun and Bajamar with world-class operators, we are primed to steadily expand our portfolio in top tourist destinations across Mexico.

Marcos Sacal, COO of Murano, commented, “Our expertise is large-scale real estate projects, and we believe that as a publicly traded company we will have an unmatched ability to develop outstanding assets. We look forward to continuing to leverage our deep industry and market knowledge as well as our longstanding relationships to capitalize on the opportunities ahead. We also believe that the deep real estate expertise that has been developed in Mexico is transferable to other markets throughout the world.”

Shawn Matthews, CEO of HCM stated, “Murano Global Investments is one of the very few entities that have the vision, experience and professional network to succeed in Mexico’s nuanced real estate development and hospitality market. It is these differentiators that initially drew us to the company, and having gotten to know the team better over the course of this process, I’m confident it will succeed in executing its growth strategy. We look forward to continuing to offer our support along the way as shareholders, advisors and friends.”

As a public company, Murano Global Investments will focus on advancing its promising development projects, expanding its relationship with global hospitality brands and identifying attractive investment opportunities that align with its long-term growth strategy.

About Murano Global Investments
Murano Global Investments (Nasdaq: MRNO) is a real estate company that owns, develops and invests in hotel, resort and commercial properties throughout Mexico. Over the last 20+ years, Murano’s experienced management team has deployed more than $2 billion in total capitalization for the acquisition, repositioning and development of transformational real estate projects. Murano’s portfolio includes the Hotel Andaz (operated by Hyatt) and Hotel Mondrian (operated by Accor) in Mexico City as well as luxury projects in Cancun, which includes the 1,016 room Grand Island I hotel project opening in April 2024 under Hyatt’s Vivid and Dreams brands, and a project in Baja. Murano’s portfolio positions the company to capitalize on the country’s strong travel and tourism fundamentals. With an established track record and vast network of industry and brand relationships, Murano is poised for sustained growth.  Management is led by Chief Executive Elias Sacal, Chief Operating Officer Marcos Sacal and Chief Financial Officer David Galan.  For more information, please visit: https://www.murano.com.mx/en/

About HCM Acquisition Corp
HCM Acquisition Corp is a special purpose acquisition corporation whose business purpose is to identify superior investment opportunities amongst private companies. Management is led by Chief Executive Officer Shawn Matthews, President and Chief Financial Officer James Bond.

Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the transaction between Murano Global Investments Limited ("Murano") and HCM Acquisition Corp ("HCM"), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or HCM's expectations concerning the outlook for the Company's business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are their managements' current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and HCM, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Company's registration statement on Form F-4 filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), HCM's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 30, 2023, HCM's Quarterly Report on Form 10-Q for the three-months ended March 31, 2023, which was filed with the SEC on May 15, 2023, HCM's Quarterly Report on Form 10-Q for the three-months ended June 30, 2023, which was filed with the SEC on August 18, 2023, and HCM's Quarterly Report on Form 10-Q for the three-months ended September 30, 2023, which was filed with the SEC on November 13, 2023, and other documents filed by the Company and/or HCM from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and HCM assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor HCM gives any assurance that either the Company or HCM will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or HCM or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It
This document relates to a transaction between the Company and HCM. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, the Company filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the "Registration Statement") on August 9, 2023, which included a proxy statement of HCM and a prospectus of the Company. The SEC declared the Registration Statement effective on February 23, 2024.

The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters voted upon at the meeting of HCM's shareholders approving the Business Combination (and related matters). HCM also filed other documents regarding the transaction with the SEC. This document does not contain all the information that should be considered concerning the transaction and is not intended to form the basis of any investment decision or any other decision in respect of the transactions.

Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HCM through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HCM may be obtained free of charge from Murano's website at https://www.murano.com.mx/en/.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation
This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Investors
investors@murano.com.mx

Media
Jason Chudoba & Megan Kivlehan, ICR
Jason.Chudoba@icrinc.com
Megan.Kivlehan@icrinc.com